Exhibit 99.2

iQIYI, Inc. 2021Q1 Shareholder Letter

Dear Shareholders,

In my first shareholder letter to you, I would like to share some thoughts and views on the online video industry, its competitive landscape, and our content strategy.

1.The industry and our competitive advantages

The online video industry in China has more than a decade long history. There are three common views on the classification of videos.

The first view is to classify videos based on length, by which videos are defined as either long or short videos, or long-form, medium- form, or short-form. The second view is to classify videos from the perspective of the content creators, and can be known as PPC (professional produced content), PUGC (professional user generated content) and UGC (user generated content). PPC videos are produced by professionals such as scriptwriters, directors, cameramen, actors, and actresses, and the content they produce includes films, dramas, animations, and variety shows.  PUGC is usually produced by KOL and MCN, which are normally less professional when compared to PPC but their content can still be monetized through advertising or other ways. UGC is made by ordinary users and is generally not considered professional content.

The above-mentioned are the two most common ways to classify videos.  However, there is also a third view; since content is made to be consumed by users, why not classify videos based on the users’ purpose, mindset, and how they reflect as they watch the content? Therefore, we believe that video content can also be defined as delicious, entertainment, and interest-based video.

Delicious videos are like fast food. Users turn to this kind of video for simply relaxing and passing time rather than gaining any form of insights.

Typical entertainment videos are films, dramas, animations and variety shows. Quality entertainment videos can trigger instant and continuous in-depth thoughts, impress users, and even impact one's values and life. Among the different forms of entertainment content, film was born more than 120 years ago and is one of the world's most historic, artistic, and influential works. Dramas and variety shows also have a history of almost 100 years and a mass influence. While bringing fun and joy to people, entertainment videos also once changed people’s habits, the society, and even the world. Historically there has always been a demand for romantic, fictional and artistic works that were created based on reality, and entertainment content such as movies, dramas, variety shows and animations is the only video format that effectively meets this demand. We believe that entertainment video content has absorbed the essence of literature, painting, music, and other arts with a longer history, and will have an even larger addressable market moving forward. We have greater confidence in the Chinese market as the overall economy keeps developing steadily and continues to go through a consumption upgrade.

Interest-based videos are videos that were created to meet users’ diverse interests and are generally based on real life events. The themes of these videos include but are not limited to food, DIY, product unpacking, travel, pets and so on. The creators of this type of content range from MCN and KOL, to amateurs and a small number of professionals. Interest-based content and its audience are more niche and long tail, and the content is usually less popular than movies, drama series, animations and variety shows.

Among the aforementioned video types, iQIYI mainly focuses on the latter two.

1)Our iQIYI app focuses on entertainment videos. On one hand, our platform facilitates an easier distribution of entertainment content while providing users with a better experience by leveraging technology innovations. Technology innovation coupled with creative ideas from artists, enables us to produce higher-quality films, dramas, animations, and variety shows. While we bring fun and joy to our users, we are also happy that we can influence users’ lifestyles and provide them with easier access to more thought-provoking stories.

The entertainment video market has extremely high entry barriers, and it takes time to achieve the economies of scale necessary to operate efficiently. The overall understanding of the industry and its talents is also critical to being successful, as the entire content industry is still in a very nascent stage of industrialization and talents are scarce. Being the largest platform for video distribution in China, we have an in-depth understanding of users’ demand for entertainment videos empowered by our technology and the vast amount of data accumulated over the years. Together with the industry’s capital-intensive nature, our knowledge on the industry’s rules and practices, and our affiliation with directors, actors, scriptwriters, cameramen, sound engineers, art designers and other talents, iQIYI has established a solid leading position in the entertainment video industry in China. We are confident in our ability to continue driving the healthy growth of the industry and provide users with more high-quality entertainment content. In the future, we believe an increasing number of Chinese users will pursue entertainment content with higher spiritual value and more artistic quality after fully enjoying the pleasure brought from watching delicious videos. This is merely a process of a cultural consumption upgrade.

2)iQIYI’s Suike app mainly focuses on interest-based videos which are also distributed on iQIYI’s main platform. Interest-based content is very diversified and its target users are very long-tail. It has higher entry barriers but its users are also stickier. The total addressable market of interest-based videos is large, but it is difficult for a single player to gain a substantial share of the market. In our view, future Chinese media platforms focusing on interest-based content will be decentralized, as will user demand and content supply. This business model is still in a nascent stage in China but we have great potential in this emerging market with the rich resources we accumulated over the past decade.

Simply stated, iQIYI's core value is the production and distribution of entertainment content. Entertainment content is one of the core needs for human beings, and iQIYI is already a leader in this area and will continue to expand upon it moving forward. For interest-based videos, we will continue to invest in Suike and expect that it will contribute to our core entertainment business.

2. Our approach to current challenges

After 10-year development, it is widely known that our membership business has become the Company's largest revenue stream. Although we are currently facing some challenges that slowed the growth of our membership business or fluctuated the number of subscribing members, we still firmly believe that the membership business has huge potential. Two supporting pieces of data are: 1) As of the end of Q1 2021, the number of accumulative paid accounts has exceeded 490 million; and 2) In Q1 2021, the monthly average number of subscribing members who have membership benefits for any given day has reached nearly 160 million, which both show that there are a lot of users that are willing to pay for high-quality content. For the main reason of the slowdown in membership business growth, the industry generally believes that short-form videos and other diversified entertainment methods have squeezed user’s time. We acknowledge the impact of this, but we have also observed that users' mindset about watching various kinds of content have gradually become clearer. At the same time, based on our data and analysis, we believe that the reason of entertainment videos being squeezed by other methods is still the lack of high-quality content. Even now, there are a variety of different entertainment methods, but high-quality entertainment video content still plays an important role in driving user traffic and time spent. A recent example is our exclusive blockbuster “My Heroic Husband” launched in February of this year. Over the course of its run, the mega-hit drama was played on more than 180 million devices. At its conclusion, it attracted more than 64 million subscribing members, driving the peak number of subscribing members in the quarter to come close to the level at the end of Q1 last year.

Continuously producing high-quality content is the core of increasing the user base and member loyalty. We believe that the current lack of high-quality content is mainly caused by two factors: 1) The amount of licensed content that can be obtained from traditional channels is decreasing. The number of licensed drama series has decreased consistently with the shrinking market share of the traditional TV industry, and the impact from the global pandemic has dramatically reduced the number of theatrical movies, especially Hollywood productions screened in Chinese cinemas. Theatrical movies play a vital role in attracting and retaining subscribing members. Our analysis shows that the number of movies with a box office of more than RMB100 million, which launched in SVOD mode from January to April in 2020 and 2021, decreased by around half, respectively, when compared with the same period in 2019. Among which, the number of overseas movies, primarily Hollywood movies, decreased by more than half, respectively. 2) The quantity and quality of self-produced content cannot currently satisfy user demand. We need to find the best talent and partners in the industry to build a strong content ecosystem, and then make breakthroughs of original content. It will take time to improve the content ecosystem.

With that, I would like to talk more about how we plan to resolve the issue we face: lack of high-quality content.

As content quality is at the core of our entire ecosystem, we aim to achieve a high hit ratio through the continuous improvement of content quality. To establish enough and highly productive in-house studios is an important prerequisite for the improvement of our content quality. When we did our IPO in 2018, we set a goal of establishing 50 in-house studios within two years which we have now achieved. Most of these internal studios are focusing on original dramas and variety shows, and a few are concentrating on movies and animations. In the next two years, an important aspect of our content strategy is to build more in-house film and animation studios. Through our in-house studios, we can amass outstanding talent in the content production industry and obtain more premium IPs and productions.

With our increasing number of in-house studios, we will also be able to continue to adhere to our strategy of diversifying content and deepening the vertical categories. Since the successful launch of our Mist Theater last year, short series format and content quality have been widely recognized by both our users and the market. I believe that through the accumulation of more experience and continuous efforts, we will provide a stable and sustainable high-quality content pipeline.

The content production industry also faces several problems, such as long and uncontrollable production schedules, low hit ratio, many simple and repetitive tasks, the lack of objective evaluation standards, and high financial risk, etc. In response to these challenges, we believe that the way to break the situation lies in the industrialization of video production.

The industrialization includes the restructuring of industry rules and intelligent production techniques. Among them, intelligent production is the key focus. This is because although China’s video industry has already experienced an industrialization process for 20 to 30 years, it has yet to achieve substantial qualitative changes. One of the important reasons is the lack of technological support, and we believe that intelligent production techniques is the key to solve this problem. Thanks to the development and support of 5G, AI, blockchain, DRM, VR/AR, virtual shooting and other technologies, our intelligent production system is gradually improving. The intelligent productions that we are planning and implementing include: 1) a production business intelligence system used for pre-broadcasting business index prediction and post-broadcasting commercial index analysis; 2) an intelligent integrated production system, leveraging artificial intelligence to integrate people, equipment, and materials in the content production process and to standardize the management of the entire process; 3) an intelligent production tool set, a multi-faceted production tool set using artificial intelligence, computer graphics and other technologies to improve work efficiency and user experience. We are using these systems and tools to enhance the controllability of production schedules, content quality and financial risks, thereby further reducing costs and improving efficiencies. We believe that through modifying unreasonable rules in the industry via iQIYI's leadership and using intelligent production techniques to assist the optimization of industry rules and improve production efficiency, content production will become more stable, continuous and efficient with higher hit ratio in the future.

With over ten years of iQIYI’s growth, in terms of our business operations, we are gradually establishing a win-win ecosystem and a diversified monetization model.  In terms of content, we are recognized by our users and industry, and in terms of technology, we continue to innovate to improve our user experience and operating efficiencies. We are confident that our leadership will continue to heighten by leveraging our know-how acquired through years of highly intense competition. We also strongly believe that long-form video is irreplaceable as an entertainment format. In the meantime, through continuous technology innovations that empower content production, we will have the capability to increase our hit ratio, generate greater commercial value, and expand the imagination for the next generation of entertainment. As well, we look forward to bringing more good news to all shareholders.

Note from the Company: We won't present this letter on our earnings conference call later today, in order to leave more time to communicate with investors during the Q&A session.

Appendix: 2021Q1 Review and Outlook

We kicked off the year with a solid quarter. Our revenue increased both sequentially and year-over-year in the first quarter, which is above our previous guidance. Besides, in recent quarters when revenues have been relatively stable, our content costs have been effectively controlled and losses have continued to narrow. We continue to lead the market by launching a consistent stream of premium content. According to QuestMobile, our MAU, DAU and monthly time spent all ranked first in the industry in the first quarter of 2021.

Membership Business:

As of March 31, 2021, we had 105.3 million subscribers, with 3.6 million net additions during the quarter. Membership services revenue increased by 12% sequentially to RMB4.31 billion.

Subscriber growth was driven by several factors: 1) Our top content, in particular premium dramas, performed very well. For instance, our top drama, My Heroic Husband, was a blockbuster during the Spring Festival. Through this drama, we were able to achieve extremely high monetization efficiency with relatively fewer episodes. The average daily membership consumption exceeded the Story of Yanxi Palace, reaching a new record high. During the quarter, a number of theatrical movies were launched on our platform including Bath Buddy, Caught in Time and Shock Wave 2. Online movies such as Dreams of Getting Rich and Rising Shaolin: The Protector were also well-received. 2) Users spent more time on long-form video during major holidays such as Spring Festival, driving up the overall traffic on our platform. Both of our mobile MAUs and DAUs sequentially increased this quarter. 3) We introduced various innovative marketing initiatives during the holiday season, including an incentive task system. We also optimized our membership products and services, which significantly improved user engagement and loyalty.

In addition to overall membership growth, our sequential growth in membership services revenue was also due to two factors including: 1) An increased willingness to pay among users. This was driven by our premium content as well as the innovative business models we rolled out, such as our advanced viewing model for subscribers and PVOD mode. For example, our exclusive drama, My Heroic Husband, disrupted the stereotype of costume dramas with its comedy style attracting a large amount of members to pay extra fees for the advance viewing. Also, the movie Dreams of Getting Rich hit record highs in both viewership and pay-per-view revenue under the PVOD model. 2) ARPU growth driven by the headline pricing adjustment in November 2020.

Meanwhile, we strived to expand our total addressable market in two areas. 1) In late February, we launched a new VIP plan for iQIYI Lite, which targets users in lower-tier cities. We intend to convert these users into our subscribers with more customized content and privileges. 2) We also continued to expand our footprint overseas. During the first quarter, our overall overseas MAU increased by 77% sequentially. Our new downloads also remained amongst the TOP 5 in multiple Southeast Asian countries. In particular, we were ranked #1 in Thailand and Malaysia. The premium content we launched further improved our overseas brand awareness.

Though we still expect short-term volatility in our subscriber numbers, we remain confident in the mid- and long-term development of our membership business. This is based on our dedication to premium content, as well as ongoing improvements to our original content ecosystem and in-house production capabilities. We are happy to see that the content quality of domestic online video platforms is gradually converging with that of our global peers. It has become a norm that people are willing to pay for premium content. We have also noticed that one of our peers recently followed our move in membership pricing adjustments. That in our view bodes well for the long-term profitability of the online video industry.

Advertising Business:

During the quarter, the overall advertising market continued to recover. Our online advertising services revenue increased by 25% year over year. Even though the first quarter is traditionally a slow season for our advertising business, we were able to achieve decent sequential and year-over-year growth. Like the trend in the fourth quarter of 2020, growth was mainly attributable to strong content marketing revenue. Our content marketing revenue recorded decent growth driven by major variety shows and dramas. The content marketing revenue accounted for around 64% of our brand ad revenue in the first quarter, which was a peak for the last few quarters. This again validated advertisers’ recognition of our premium content.

For brand ads, revenue stabilized driven by the rebound of both advertisers’ budgets and the number of advertisers amid the macroeconomy recovery. Major dramas in the first quarter triggered word of mouth recommendations, attracting clients from different sectors to try out our theater products. If we break it down by industry, growth mainly came from food and beverage, and the cosmetics and toiletry industries. In terms of performance ads, the sequential revenue growth benefited from increased traffic during the holidays, as well as the contribution from key industries including network services, e-commerce, online video and gaming.

Content:

We continued to lead the industry in terms of total number of top titles and viewership across the categories, including drama, variety shows, animation, children and other content. According to third-party data, video views of our dramas and variety shows both accounted for nearly 40% of the overall market viewership in the first quarter; our animation, including children’s animations, and movies had even higher numbers reaching over 40% and 50%, respectively, also ranking first among peers.

During the quarter, we continued to deliver a wide variety of best-in-class stories that our members loved to watch. We also made notable progress in IP development and stylistic innovations.

1)For dramas, our exclusive costume drama My Heroic Husband became an instant hit after its launch. Its innovations in theme and style provided a whole new way of creating good costume drama which will have an impact on our future productions. We also launched a number of popular original dramas with realistic themes such as, My Best Friend’s Story, Dt. Appledog's Time and Vocation of Love.

2)For variety shows, we keep innovating on original content with different themes. Our new original variety shows, such as Theater for Living, Qipa Talk 7, Fourtry 2 and Ladies' Talk became hits during the quarter.

3)In original movies, we keep working on producing better stories. Our original movie Underworld Crashed has been screened in theaters, reached a box office of over RMB300 million, and has received high ratings from various platforms. Apart from that, we began shooting two new movies during the quarter. There are currently three others in post-production and will be released in theaters later this year. In addition, there are 18 iQIYI Original Films under development.

For the second quarter, key dramas in our pipeline include A Love for Dilemma, Court Lady, Crossroad Bistro, The Rebel, The Lion’s Secret and others. Love for Dilemma and Court Lady were aired in April and well-received by our users. We kept promoting short drama theater brands with a brand featuring romantic content scheduled to launch on May 20th. We will also launch new content in Mist Theater later this year. In animation, new content to be aired includes No Choice but to Betray the Earth, The Tales of Wonder Keepers and the light animation Immortal Father As a Son-in-law 3 as well as others.

Despite some expected uncertainties in our content schedule in the coming months, we believe that the impact will be mitigated by our diversified content pipeline, especially self-produced dramas.

Technology:

We are empowering the entertainment industry with technology, while building an industrialized system for video production. The key highlights during the quarter included:

1. Smart production: The iQIYI “X City” extended reality (XR) live concert. The concert used world-leading extended reality visual production technology and set a new global benchmark in terms of the range of virtual scenes and the number of interactive users online.

2. Products: In January 2021, we officially released the iQIYI Lite app which targets users in the lower-tier regions of China. iQIYI Lite performed well in terms of user engagement.  Both its current average time spent, and average video views have exceeded that of the main iQIYI app.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com